[BRENDAN TECHNOLOGIES, INC. LETTERHEAD]

May 6, 2008

BY FAX (202-772-9210) AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Attention: Ms. LaTonya Reynolds, Mail Stop 4561

Re:	Brendan Technologies, Inc. Registration Statement on Form S-1 Registration No. 333-147638

Dear Ms. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Brendan Technologies, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on May 9, 2008, or as soon thereafter as practicable, subject to prior telephonic confirmation. The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned registration statement.

Sincerely,

BRENDAN TECHNOLOGIES, INC.

By:	/S/ LOWELL W. GIFFHORN
Lowell W. Giffhorn, Chief Financial Officer